Entergy Services, Inc.
639 Loyola Avenue
New Orleans, LA  70113
Tel  504 576 5035
Fax  504 576 2187
amount1@entergy.com

Alyson M. Mount
Senior Vice President &
 Chief Accounting Officer

June 25, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Entergy Corporation
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 001-11299

Dear Ms. Thompson:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Ms. Alyson M. Mount dated June 11, 2013.  For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for year ended December 31, 2012

Entergy Corporation and Subsidiaries

Management’s Financial Discussion and Analysis, page 1

Liquidity and Capital Resources, page 18

Capital Structure, page 18

1.
We note your presentation of the measures “debt to capital, excluding securitization bonds” and “net debt to capital, excluding securitization bonds.”  Since these appear to be non-GAAP measures, please tell us how you considered identifying these measures as such.  In this regard, we note that you identify these measures as non-GAAP measures in your earnings releases.  Please also apply this comment to any of your registrant subsidiaries that present similar measures.

Response:             Entergy’s disclosure of the measures debt to capital, excluding securitization bonds and net debt to capital, excluding securitization bonds complies with all of the disclosure requirements of Regulation S-K 10(e)(i).  As required by S-K 10(e)(i) Entergy’s disclosure:

•	presents with equal prominence debt to capital, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP;
•	reconciles debt to capital, excluding securitization bonds and net debt to capital, excluding securitization bonds with the U.S. GAAP-calculated ratio debt to capital;
•
provides a statement regarding why Entergy’s management believes that debt to capital, excluding securitization bonds and net debt to capital, excluding securitization bonds provides useful information to investors; and

•	discloses the purpose for which Entergy’s management uses debt to capital, excluding securitization bonds and net debt to capital, excluding securitization bonds.

Based upon Entergy’s evaluation, we do not believe that there is a requirement in Regulation S-K 10(e) to identify the measure as a non-GAAP measure and we believe that we have complied with the four Regulation S-K 10(e) items listed above.

In order to improve its disclosure, in future filings Entergy will modify its current disclosure to state “Entergy uses the debt to capital ratios excluding securitization bonds in analyzing its financial condition and believes they provide useful information to its investors and creditors in evaluating Entergy’s financial condition because the securitization bonds are non-recourse to Entergy, as more fully described in Note 5 to the financial statements in the Form 10-K.  Entergy also uses the net debt to net capital ratio excluding securitization bonds in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy’s financial condition because net debt indicates Entergy’s outstanding debt position that could not be readily satisfied by cash and cash equivalents on hand.”

Note 16.  Risk Management and Fair Values, page 177

2.	Please expand your disclosures under ASC 815-10-50 to better explain your objectives and strategies for hedging activities and the volume of activity in those instruments. Specifically:

•	Please explain in more detail each of the types of risks you are using derivatives to mitigate, which instruments are used to mitigate each risk, and how the instrument effectively mitigates the risk.

•	Please also provide information that would enable users of your financial statements to understand the volume of your activity in those instruments.

•	Please show us what these disclosures will look like.

Response:             Entergy believes that Note 16 includes the disclosures required by ASC 815-10-50.  Entergy will expand its disclosures in future filings, however, to assist investors in better understanding our objectives and strategies for hedging activities.  Also, please refer to page 180 of the Form 10-K for the year ended December 31, 2012 for information that enables users of the financial statements to understand the volume of the activity in derivative instruments.  In the first paragraph on page 180, Entergy disclosed the percentage of planned generation sold forward under financial derivatives.  In future filings, Entergy will add to this the total planned generation for the corresponding period.  In the third paragraph on page 180, Entergy disclosed the total volume of natural gas swaps outstanding.  In future filings, we will include these volume disclosures as noted below.  The enhanced disclosure will be substantially in the following form.

Market Risk

In the normal course of business, Entergy is exposed to a number of market risks.  Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity.  All financial and commodity-related instruments, including derivatives, are subject to market risk including commodity price risk, equity price and interest rate risk.  Entergy uses derivatives primarily to mitigate commodity price risk, particularly power price and fuel price risk.

The Utility has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation.  To the extent approved by their retail regulators, the Utility operating companies hedge the exposure to price volatility inherent in their purchased power, fuel, and gas purchased for resale costs that are recovered from customers.

As a wholesale generator, Entergy Wholesale Commodities’ core business is selling energy, measured in MWh, to its customers.  Entergy Wholesale Commodities enters into forward contracts with its customers and sells energy and capacity in the day ahead or spot markets.  In addition to its forward physical power contracts, Entergy Wholesale Commodities also uses a combination of financial contracts, including swaps, collars, put and/or call options, to mitigate forward commodity price risk.  When market price falls, the combination of instruments is expected to settle in gains offsetting lower revenue from generation and resulting in a more predictable cash flow.

Entergy’s exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity.  For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option’s contractual strike or exercise price also affects the level of market risk.  A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk.  Hedging instruments and volumes are chosen based on ability to mitigate risk associated with future energy and capacity prices; however, other considerations are factored into hedge product and volume decisions including corporate liquidity, corporate credit ratings, counterparty credit risk, hedging costs, firm settlement risk, and product availability in the marketplace.  Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies.  Entergy’s risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods.  These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy’s objectives.

Derivatives

Some derivative instruments are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sale transactions due to their physical settlement provisions.  Normal purchase/normal sale risk management tools include power purchase and sales agreements, fuel purchase agreements, capacity contracts, and tolling agreements.  Financially-settled cash flow hedges can include natural gas and electricity swaps and options, and interest rate swaps.  Entergy will occasionally enter into financially settled swap and option contracts to manage market risk under certain hedging transactions which may or may not be designated as hedging instruments.

Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.  The maximum length of time over which Entergy is currently hedging the variability in future cash flows with derivatives for forecasted power transactions at December 31, 2012 is approximately two years.  Planned generation currently under contract from Entergy Wholesale Commodities nuclear power plants is 85% for 2013, of which approximately 51% is sold under financial derivatives and the remainder under normal purchase/normal sale contracts.  Total planned generation for 2013 is 40 TWh.

Entergy manages fuel price volatility for its Louisiana jurisdictions (Entergy Gulf States Louisiana and Entergy Louisiana) and Entergy Mississippi primarily through the purchase of short-term natural gas swaps that financially settle against NYMEX futures.  These swaps are marked-to-market with offsetting regulatory assets or liabilities.  All benefits or costs of the program are recorded in fuel costs.  The notional volumes of these swaps are based on a portion of projected annual exposure to gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana.  The total volume of natural gas swaps outstanding as of December 31, 2012 is 39,380,000 MMBtu for Entergy, 12,670,000 MMBtu for Entergy Gulf States Louisiana, 16,300,000 MMBtu for Entergy Louisiana, and 10,410,000 MMBtu for Entergy Mississippi.  Credit support for these natural gas swaps is covered by master agreements that do not require collateralization based on mark-to-market value, but do carry adequate assurance language that may lead to collateralization requests.

Index to Financial Statement Schedules, page S-1

Entergy Corporation and Subsidiaries, page S-2

Schedule II – Valuation and Qualifying Accounts, page S-2

3.
We note that in the prior year you included in this schedule accumulated provisions not deducted from assets, which included provisions for storm damage, property insurance, injuries and damages, and environmental items.  Please tell us why you removed these provisions from the schedule.

Response:             Entergy removed provisions for storm damage, property insurance, injuries and damages, and environmental items from Schedule II because they do not fit in either of the two categories of items described by Regulation S-X Rule 12-09: (a) those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and (b) those reserves which support the balance sheet caption, Reserves.

Regarding (a), as recognized in Staff’s comment the provisions for storm damage, property insurance, injuries and damages, and environmental items are not deducted in the balance sheet from assets to which they apply, like the allowance for doubtful accounts that Entergy does include in Schedule II.

Regarding (b), Entergy does not have a balance sheet line item captioned reserves, and its provisions for storm damage, property insurance, injuries and damages, and environmental items do not meet the definition of Reserves as intended by Regulation S-X Rule 12-09.  In this regard we think that Reserve indicates that there are specific assets set aside to be used for a particular purpose or contingency and does not mean accounting accruals, as discussed in ASC 450-20-05-8.  The provisions for storm damage, property insurance, injuries and damages, and environmental items are accounting accruals and not Reserves.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

•	Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2012 Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2012 Form 10-K; and
•	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact Paul Ory at (504) 576-4482.

Sincerely,

/s/ Alyson M. Mount

     Alyson M. MountSenior Vice President and Chief Accounting Officer

Cc:     Leo P. Denault
Andrew S. Marsh
Steven V. Wilkinson
Paul J. Ory